Skadden, Arps, Slate, Meagher & Flom llp

ONE RODNEY SQUARE P.O. BOX 636 WILMINGTON, DELAWARE 19899-0636 ________ TEL: (302) 651-3000 FAX: (302) 651-3001 www.skadden.com December 5, 2016
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Via EDGAR
Mara L. Ransom
Assistant Director
Office of Consumer Products
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	International Textile Group, Inc.
Amendment to Schedule 13D filed by WL Ross & Co. LLC
Filed March 17, 2006
File No. 005-45337

Dear Ms. Ransom:

On behalf of our Firm's client, WL Ross & Co. LLC (“WL Ross”), I am writing to confirm my December 5, 2016 conversation with Danilo Castelli, Esq. of the staff (the “Staff”) of the United States Securities and Exchange Commission during which I requested, on behalf of WL Ross, that the Staff extend by ten business days the deadline for WL Ross to respond to the Staff’s letter, dated November 18, 2016, regarding matters related to the above-referenced filing, and to confirm that the Staff has consented to this request (subject to the filing of this confirmation letter on behalf of WL Ross).

Please do not hesitate to contact me at (212) 735-2904 if you have any further questions regarding this matter.  We appreciate the Staff's consent to the extension.  Thank you very much.

Sincerely,

/s/ Steven J. Daniels
Steven J. Daniels

cc:     Nicholas Tsoudis, Esq.